File No. 333-107394
                         INSTITUTIONAL DAILY INCOME FUND
                           600 Fifth Avenue, 8th Floor
                            New York, New York 10022

March 15, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


Re: Request for Withdrawal of Registration Statement on Form N-1A (Accession No. 0000759699-03-000023)
         Institutional Daily Income Fund (File No. 333-107394; CIK 0000918267)


Ladies and Gentlemen:

The Institutional Daily Income Fund (the "Fund") hereby requests withdrawal of the Registration Statement filed by the Fund on Form N-1A via EDGAR transmission to the Securities and Exchange Commission (the "Commission") on July 28, 2003 (accession number 0000759699-03-000023).

The Fund requests withdrawal on the basis that its Post-Effective Amendment No. 12 was filed under the incorrect submission type N-1A which generated a new registration number under the Securities Act of 1933 (the "Securities Act"). The submission type should have been type 485BPOS.

When the error was discovered, the Fund's counsel contacted the Commission and was advised by Ruth A. Sanders, Senior Special Council, EDGAR Project, Division of Investment Management, to refile Post-Effective Amendment No. 12 to the Registration Statement. The Fund then retransmitted the entire July 28, 2003, filing via EDGAR on January 14, 2004 (Accession No. 0000312669-04-000006) under its original Securities Act file number. The January 14, 2004, filing was identical to the July 28, 2003, filing (with the exception of the EDGAR submission header). The Commission subsequently adjusted the filing date of the January 14, 2004, filing to July 28, 2003, the date of the original filing.

Based on the above, the Fund hereby requests withdrawal of the Fund's Registration Statement on N-1A (File No. 333-107394) pursuant to Rule 477(a) under the Securities Act. The Fund submits that withdrawal of this Registration Statement, which was incorrectly filed on July 28, 2003, is consistent with the public interest and protection of investors. This withdrawal will not

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U.S. Securities and Exchange Commission
March 15, 2004
Page 2

affect the Fund's original registration under the Securities Act which will remain in effect. We understand that absent objection by the Commission's staff this withdrawal will become effective immediately.

If you have any questions or comments about this request, please call Kathleen Fuentes at (212) 318-6569. Thank you for your time and attention to this matter.

Sincerely,

INSTITUTIONAL DAILY INCOME FUND


By: /s/Rosanne Holtzer
       Name: Rosanne Holtzer
       Title: Secretary and Assistant Treasurer